     Filed by Hilb Rogal & Hobbs Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

     MAKING BIG THINGS OUT OF SMALL AND MEDIUM COMMERCIAL ACCOUNTS AND PERSONAL LINES

     Good things often come in small packages, and for the Willis HRH integration, one great opportunity for synergy is in the resources each organization offers small and medium size commercial accounts and personal insurance clients.

     “Willis has five parts to its commercial and personal lines offerings, and if those five pieces were fingers on a hand, we have found a snugly fitting glove with HRH,” says Tom Ealy, Executive Vice President of Willis North America in charge of these segments. “In some areas, Willis offers HRH support and structure they haven’t enjoyed. In other areas, especially servicing small businesses, HRH offers Willis a very successful business model that can be expanded. The potential rewards are incredible.”

     “This is a really great opportunity,” says Karl Manke, the HRH National Director for Select Commercial and Personal Insurance.

     The five parts Ealy lists include small and medium enterprise (SME) P&C brokerage services, personal lines, MGAs (or underwriting authority programs), public entity risk pools and excess & surplus lines (E&S) wholesaling. Three factors link them:

  They primarily serve small and medium size clients.
  Because of high transaction volumes, placement and service delivery must be technology driven.
  In many cases, our services are distributed through third-party independent retail agents and brokers.

     In the case of personal lines, underwriting authority programs and pooling, HRH has had great success, but Willis’ structure can provide a setting in which they’re able to further focus on what they do best. “At HRH, Personal Lines reports through the commercial P&C business. At Willis, while very much part of the fabric of retail offices, it’s a separately managed business, which means there is more accountability and fo-

cused investment, which leads to higher growth and profitability,” Ealy says. HRH will quadruple the size of Willis’ personal lines portfolio. Manke notes the complementary fit in terms of business focus. “HRH is very good at the commodity side of personal lines. Willis has expertise in the VIP service side. The combination is wonderful.”

In MGA programs, HRH will bring specialties in home health care and environmental products through Smith, Bell & Thompson and Freberg Environmental, respectively. Given their unique role as MGAs selling through independent retailers, programs maintain a separately branded identity, and this will be the case with HRH’s program units. Becoming part of Willis Programs, based in Portsmouth, NH, however, will increase the entire group’s abilities and skills – and double the overall size of our underwriting authority operations.

In similar fashion, the public entity pooling practice at HRH will double the size of Willis Pooling. “This combination is going to be fantastic,” says Scott Hunt, who leads HRH’s pooling team. “The capabilities and technology Willis has are very exciting to us. What we bring to the equation is expertise in law enforcement and EB pools. We’re also a TPA (third-party administrator) providing claims service for auto and liability.” HRH Hunt Insurance Group operates the oldest and largest pool for sheriffs in the country. “We can’t wait,” Hunt says. “October can’t come fast enough for us.”

For small commercial and E&S, new worlds open for Willis HRH. “HRH has a very successful small business model,” Ealy says. “Their 42 SBUs (small business units) operate at an average margin of 27%, excluding contingents. They are highly profitable and highly effective in serving lower premium, lower complexity P&C accounts that do not require intensive marketing. We want to take further advantage of this model, as less than a third of HRH’s own accounts with less than $5,000 in commission revenue are currently serviced by an SBU.” For his part, Manke is excited to have direct access through Willis to the online resources of InsuranceNoodle and Willis Commercial Solutions, “especially for tougher risks.”

The E&S division of HRH, part of HRH subsidiary Bliss & Glennon, offers Willis brokers a wholesale option they have not had since Willis sold Stewart Smith in 2005. “Bliss & Glennon has 20 E&S binding authority programs, which allow us to underwrite products on behalf of the carriers that are tailored to small and medium enterprises,” Ealy says. “This will be instrumental in helping us expand our capacity to serve our SME clients. We will offer its binding authorities on the Noodle platform, bringing everything together.”

“The opportunity,” says Bob Abramson, National Director of the E&S Division of Bliss & Glennon, “is to expand our revenue potential with each client,” meaning that Willis HRH would receive fully transparent commission from both the client and the carrier. The advantage of keeping the business in the family, he explained, is more than simply economic. “Being on the same team, we’ll go out of our way to help out. We can compete with any of the markets out there. All we’re looking for is that Willis HRH people recognize that doing business with us is in their clients’ best interests. We want to offer great service. We want the chance to prove ourselves.”

Starting in October, if the Willis HRH deal closes on schedule as expected, Abramson and the E&S team will have their chance.

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis's and HRH's management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis's operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
The proposed merger between Willis and HRH will be submitted to the HRH shareholders for their consideration. Willis has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of HRH that also constitutes a prospectus of Willis. HRH shareholders and other investors are urged to read the Registration Statement and the definitive proxy statement/prospectus regarding the proposed transaction, as well as any other relevant documents concerning the proposed transaction and the companies that HRH or Willis files with the SEC (and any amendments or supplements to those documents), because these will contain important information. Investors will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Willis and HRH, without charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, from Willis’ website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’ directors and executive officers is available in Willis’ proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the definitive prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.